SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 31, 2007, of Total Voting Rights

                        Scottish Power plc

In compliance with the Transparency Directive's transitional provision 6 we hereby notify the market of the following:-

Scottish Power plc has an issued share capital of 1,488,574,120 ordinary shares of 42p with voting rights as at 31 January 2007. Scottish Power plc holds no ordinary 42p shares in Treasury.

The above figure 1,488,574,120 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interests in, Scottish Power plc under the FSA's Disclosure and Transparency Rules.

Mrs Sheelagh Duffield
Company Secretary
0141 636 4544

31 January 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 31, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary